ASIA ENTERTAINMENT ANNOUNCES RECORD DATE AND PAYMENT DATE OF 2012 SIX MONTH CASH DIVIDEND

Hong Kong, China – August 13, 2012 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, previously announced that its Board of Directors had authorized a regular dividend of $0.12 per outstanding ordinary share each year after the release of the Company's financial results for the six months ending June 30 (the “Six Month Dividend”).

The Company today announces that the record date for the 2012 Six Month Dividend will be August 21, 2012, and that the payment date will be August 31, 2012.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010. AERL is an investment holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler

646-450-8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com